 Exhibit 99.1

ADC Therapeutics Announces Abstracts Accepted for Presentation at the 64th ASH Annual Meeting

Multiple presentations will highlight the clinical utility of ZYNLONTA® (loncastuximab tesirine-lpyl) in DLBCL and Cami (camidanlumab tesirine) in Hodgkin lymphoma

Lausanne, Switzerland, November 3, 2022 – ADC Therapeutics SA (NYSE: ADCT) today announced abstracts on several of its antibody drug conjugates (ADCs), including ZYNLONTA® (loncastuximab tesirine-lpyl), camidanlumab tesirine (Cami) and ADCT-602, will be presented at the 64th American Society of Hematology (ASH) Annual Meeting, which will be held in New Orleans, Louisiana from December 10-13, 2022.

Details of ADC Therapeutics’ oral presentation:

Real-World Effectiveness and Economic Impact Associated with Chimeric Antigen Receptor T-Cell Therapy Among Older Patients with Relapsed/Refractory Diffuse Large B-Cell Lymphoma in US

Abstract: 1002

Session: 905. Outcomes Research—Lymphoid Malignancies: Health Outcomes in CAR T and Stem Cell Transplantation

Date and Session Time: Monday, December 12, 2022, 4:30–6:00 p.m. CST

Presentation Time: 5:45 p.m. CST

Location: Ernest N. Morial Convention Center, 291-292

Presenter: Dai Chihara, MD, The University of Texas MD Anderson Cancer Center

Details of an independently developed oral presentation:

ADCT-602, a CD22 Targeting Antibody Drug Conjugate Bound to PBD Toxin in Adult Patients with Relapsed or Refractory B-Cell Acute Lymphoblastic Leukemia: A Phase 1 Trial

Abstract: 216

Session: 614. Acute Lymphoblastic Leukemias: Therapies, Excluding Transplantation and Cellular Immunotherapies: Clinical Trials

Date and Session Time: Saturday, December 10, 2022, 2:00–3:30 p.m. CST

Presentation Time: 3:15 p.m. CST

Location: Ernest N. Morial Convention Center, 265-268

Presenter: Nitin Jain, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center

Details of ADC Therapeutics’ poster presentations:

CD19 Expression by IHC Alone Is Not a Predictor of Response to Loncastuximab Tesirine: Results from the LOTIS-2 Clinical Trial and Quantitative Systems Pharmacology Modeling

Abstract: 4297

Session: 627. Aggressive Lymphomas: Clinical and Epidemiological: Poster III

Date and Time: Monday, December 12, 2022, 6:00–8:00 p.m. CST

Presenter: Paolo F. Caimi, MD, Blood and Marrow Transplant Program, Taussig Cancer Institute, Cleveland Clinic Foundation, Cleveland, OH

A Phase 2, Open-Label Study of Loncastuximab Tesirine in Combination with Rituximab (Lonca-R) in Previously Untreated Unfit/Frail Patients with Diffuse Large B-Cell Lymphoma (DLBCL) (LOTIS-9)

Abstract: 2955

Session: 626. Aggressive Lymphomas: Prospective Therapeutic Trials: Poster II

Date and Time: Sunday, December 11, 2022, 6:00-8:00 p.m. CST

Presenter: Jason Westin, MD, Department of Lymphoma/Myeloma, The University of Texas MD Anderson Cancer Center

Real-World Outcomes in Relapsed/Refractory DLBCL Patients Who Received Polatuzumab Vedotin PLUS Bendamustine and Rituximab or Tafasitamab Plus Lenalidomide By Line of Therapy

Abstract: 3598

Session: 905. Outcomes Research—Lymphoid Malignancies: Poster II

Date and Time: Sunday, December 11, 2022, 6:00-8:00 p.m. CST

Presenter: Mehdi Hamadani, MD, Division of Hematology and Oncology, Medical College of Wisconsin, Milwaukee, WI

Identification of Predictive Biomarkers for Response of R/R DLBCL Patients Treated with Loncastuximab Tesirine Using Low Pass Whole-Genome Sequencing (WGS)

Abstract: 1542

Session: 621. Lymphomas: Translational—Molecular and Genetic: Poster I

Date and Time: Saturday, December 10, 2022, 5:30-7:30 p.m. CST

Presenter: Francesco Vallania, PhD, Freenome, San Francisco, CA

Exploratory Analysis of Factors Influencing Efficacy and Safety of Camidanlumab Tesirine: Data from the Open-Label, Multicenter, Phase 2 Study of Patients with Relapsed or Refractory Classical Hodgkin Lymphoma (R/R cHL)

Abstract: 1594

Session: 624. Hodgkin Lymphomas and T/NK cell Lymphomas: Clinical and Epidemiological: Poster I

Date and Time: Saturday, December 10, 2022, 5:30-7:30 p.m. CST

Presenter: Alex F. Herrera, MD, Department of Hematology and Hematopoietic Cell Transplantation, City of Hope Comprehensive Cancer Center, Duarte, CA

CD25, Soluble CD25, and CCL17 As Potential Predictors of Clinical Response to Camidanlumab Tesirine in Patients with Relapsed/Refractory Classical Hodgkin Lymphoma

Abstract: 4192

Session: 622. Lymphomas: Translational–Non-Genetic: Poster III

Date and Time: Monday, December 12, 2022, 6:00-8:00 p.m. CST

Presenter: Alex F. Herrera, MD, Department of Hematology and Hematopoietic Cell Transplantation, City of Hope Comprehensive Cancer Center, Duarte, CA

Development of Anti-CD45 Antibody Drug Conjugates As Targeted Conditioning Agents for Transplantation/Gene Therapy with Potent Anti-Leukemic Properties

Abstract: 4584

Session: 701. Experimental Transplantation: Basic and Translational: Poster III

Date and Time: Monday, December 12, 2022, 6:00-8:00 p.m. CST

Presenter: Jenny Yeung, PhD, UCL Great Ormond Street Institute of Child Health and UCL Cancer Institute, London, United Kingdom

Posters will be available in the poster exhibit hall (Hall D) of the Ernest N. Morial Convention Center on December 10 from 9:00 a.m.-7:30 p.m. CST and December 11 & 12 from 9:00 a.m.-8:00 p.m. CST. Presenters planning to attend in person are expected to present during the final two hours of the noted viewing time. Presentations will also be available on a virtual platform. Presenters are subject to change.

Abstracts are available through the ASH online meeting program and will be published in the November supplemental issue of Blood.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, Cami is internalized into the cell where enzymes release the PBD-based payload, killing the cell. This applies to CD25-expressing tumor cells and also to CD25-expressing Tregs. The intra-tumoral release of its PBD payload may also cause bystander killing of neighboring tumor cells, and PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity.

Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma and a Phase 1b clinical trial as monotherapy and in combination with pembrolizumab in solid tumors.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

CONTACTS:

Investors
Eugenia Litz
ADC Therapeutics
Eugenia.Litz@adctherapeutics.com
+44 7879 627205

Amanda Loshbaugh
ADC Therapeutics
amanda.loshbaugh@adctherapeutics.com
+1 917-288-7023

Media
Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com
+1 914-552-4625